U.S. Lease Securitization 10.19.2026 Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-287350

Free Writing Prospectus Registration Statement No. 333-287350 Ford Credit Auto Lease Two LLC (the “depositor”) Ford Credit Auto Lease Trusts (the “issuer”) This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositor has filed a registration statement (including a prospectus) with the SEC for any offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuer and such offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling 1-313-594-3495. 2 U . S . L E A S E S E C U R I T I Z A T I O N

Overview U . S . L E A S E S E C U R I T I Z A T I O N • Ford Credit has been leasing vehicles since 1975 and securitizing its lease contracts since 1995 • Ford Credit’s current lease securitization platform was established in 2006 • Ford Credit sponsors offerings of lease asset-backed securities through various channels: - Publicly-registered transactions (since 2011) - Rule 144A transactions (2009 – 2010) - Other private transactions (active program since 2004) • Since 2004, more than 45 lease securitization transactions have been completed • Collateral composition has trended in line with the industry and Ford Credit’s strategy – we securitize what we originate • Structural elements, such as priority of payments, have remained consistent over time 3

U . S . L E A S E S E C U R I T I Z A T I O N 4 223 170 182 223 244 101 114 2021 2022 2023 2024 2025 1H 2025 1H 2026 Number of Leases Originated (000) Avg. # of Leases Outstanding (000) 800 633 499 460 511 493 569 Manheim Used Vehicle Value Index Business Updates ■ Lease originations have gradually increased, but remain below pre-pandemic levels ■ Ford Credit lease share continues to be below industry ■ Ford Credit works with Ford and Lincoln to set guidelines around leasing share, term, model mix and other factors to support brand value and sales ■ Average full year auction values up 3% YoY reflecting strong customer demand 90 110 130 150 170 190 210 230 250 270 Sep-12 Sep-14 Sep-16 Sep-18 Sep-20 Sep-22 Sep-24 Sep-26 Source: Cox Automotive/Manheim, September 2026 (September 2012 = 130.9, September 2026 = 205.9)

Weighted Average FICO® at Origination* Average Net Loss / (Gain) on Charged-Off Leases 5 * Based on year of origination Repossessions as a % of the Average Number of Leases Outstanding Net Losses as a % of the Average Portfolio Outstanding Portfolio Credit Metrics U . S . L E A S E S E C U R I T I Z A T I O N 759 761 762 762 760 762 761 2021 2022 2023 2024 2025 1H 2025 1H 2026 $(1,162) $1,271 $4,027 $6,698 $7,839 $7,241 $9,952 2021 2022 2023 2024 2025 1H 2025 1H 2026 0.39% 0.40% 0.48% 0.54% 0.60% 0.58% 0.66% 2021 2022 2023 2024 2025 1H 2025 1H 2026 (0.03)% 0.02% 0.08% 0.18% 0.22% 0.19% 0.32% 2021 2022 2023 2024 2025 1H 2025 1H 2026

Securitization Pool Metrics U . S . L E A S E S E C U R I T I Z A T I O N 6 Weighted Average FICO® at Origination* Maximum 3-Month Residual Concentration* Original Term as % of Securitization Value Powertrain as % of Securitization Value* 758 759 760 762 764 764 764 764 764 763 763 5% 4% 4% 8% 11% 14% 15% 19% 15% 10% 7% 78% 78% 78% 71% 63% 63% 57% 60% 65% 68% 69% 16% 16% 15% 16% 19% 15% 19% 11% 9% 7% 10% 1% 2% 4% 5% 7% 8% 9% 9% 11% 15% 15% 24-month 36-month 39-month 48-month 19% 17% 16% 17% 17% 16% 16% 20% 18% 23% 17% 95% 91% 84% 76% 71% 69% 72% 5% 6% 9% 14% 14% 16% 15% 0% 4% 7% 10% 15% 15% 13% Internal Combustion Hybrid Electric** Battery Electric ~28% of Total Pool ** Powertrain data was not publicly disclosed prior to 2023-B ** Includes vehicles with a plug-in hybrid electric power source * Weighted by securitization value * Base residual value

65 Pool Metrics – Model Diversification U . S . L E A S E S E C U R I T I Z A T I O N 65 Model Concentrations Top 1: 27% Top 3: 56% Top 5: 73% F-150 26.7% Explorer 18.6% Bronco 11.2% Mustang Mach-E 8.9% Bronco Sport 7.8% Escape 5.2% Nautilus 4.9% Corsair 4.7% Navigator 2.6% Aviator 2.4% Other 7.0% FCALT 2026-B 7 Model Concentrations Top 1: 30% Top 3: 56% Top 5: 71% F-150 29.8% Explorer 16.4% Mustang Mach-E 9.6% Bronco 8.8% Escape 6.4% Bronco Sport 6.1% Nautilus 5.6% Corsair 5.1% Navigator 2.6% Aviator 2.4% Other 7.2% FCALT 2026-A

Securitization Pool Performance U . S . L E A S E S E C U R I T I Z A T I O N 8 Cumulative Return Rate Cumulative Residual Loss / (Gain)* Cumulative Net Credit Losses* 61+ Day Delinquencies* 0% 10% 20% 30% 40% 50% 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 Months Since Settlement 2021-A 2021-B 2022-A 2023-A 2023-B 2024-A 2024-B 2025-A 2025-B 2026-A 2026-B -20% -15% -10% -5% 0% 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 Months Since Settlement 2021-A 2021-B 2022-A 2023-A 2023-B 2024-A 2024-B 2025-A 2025-B 2026-A 2026-B -0.3% -0.2% -0.1% 0.0% 0.1% 0.2% 0.3% 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 Months Since Settlement 2021-A 2021-B 2022-A 2023-A 2023-B 2024-A 2024-B 2025-A 2025-B 2026-A 2026-B * As a percentage of initial base residual value; includes losses/(gains) on retained and returned vehicles * Total credit loss as a percent of initial total securitization value * 61+ day delinquencies as a percent of securitization value 0.00% 0.10% 0.20% 0.30% 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 Months Since Settlement 2021-A 2021-B 2022-A 2023-A 2023-B 2024-A 2024-B 2025-A 2025-B 2026-A 2026-B

0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.25% 0.50% 0.25% 0.25% 12.90% 12.90% 12.90% 12.90% 12.90% 12.90% 15.95% 15.95% 15.95% 9.45% 9.45% 7.00% 7.00% 7.00% 7.00% 7.00% 7.00% 7.00% 7.00% 7.00% 13.50% 13.50% 2026-B 2026-A 2025-B 2025-A 2024-B 2024-A 2023-B 2023-A 2022-A 2021-B 2021-A Reserve Subordination Initial Overcollateralization Structure Overview U . S . L E A S E S E C U R I T I Z A T I O N Class A notes (“AAA”) 80.10% Class B notes (“AA”) 5.85% Class C notes (“A”) 2.25% Class D notes (“BBB”) 4.80% Overcollateralization 7.00% Reserve Account 0.25% Excess Spread • Senior/subordinate, sequential pay structure • Credit enhancement in the lease securitization program includes: − Subordination of junior notes − Overcollateralization − Non-declining cash reserve account − Excess spread (used to build target overcollateralization) • Target OC is 9.00% of Initial Total Securitization Value, stepping down to 7.50% once the Class A-2 Notes are fully repaid % of Initial Total Securitization Value Total Initial Class A Hard Credit Enhancement 20.15% Initial Class A Hard Credit Enhancement 9 20.15% 23.20% 23.20% 23.45% 23.20% 23.20% 20.15% 20.15% 20.15% 20.15% 20.15% Enhancement Characteristics

0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0% 2% 4% 6% 8% 10% 12% 14% 16% 18% 20% 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 Hard 'AAA' CE Car CUV SUV Truck Residual Maturity vs. Enhancement Build U . S . L E A S E S E C U R I T I Z A T I O N Residual Maturity by Vehicle Type vs. Hard Credit Enhancement for Class A Notes* 10 % of Residuals Maturing Each Period Hard Credit Enhancement as a % of O/S Securitization Value Period (Months) * Hard credit enhancement consists of overcollateralization, subordination and the reserve account. Assumes a pricing speed of 100% prepayment to maturity. Representative of the FCALT 2026-B $1.0 billion base structure Class A-1 Paid Down Class A-4 Paid Down Class A-2 Paid Down Class A-3 Paid Down

U.S. LEASE SECURITIZATION

Significance Of Securitization Value

- For securitization transactions, securitization value is calculated for the underlying lease assets
- Securitization value is calculated using the lower of the contract residual value and the residual value set by Automotive Lease Guide (ALG) at contract origination
- Securitization value cash flows are discounted using the higher of the contract lease factor and a minimum discount rate designed to create excess spread

Sample Calculation:

	Lease Balance	Securitization Value
Payments Remaining	24	24
Base Monthly Payment	$ 200	$ 200
Residual Value	$ 16,000	$ 13,000
Discount Rate	2%	5%
Present Value	$ 20,049	$ 16,275


Difference of $3,774
$20,049
$16,275
Lease Balance
Securitization Value

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U.S. LEASE SECURITIZATION

Residual Break-Even Analysis*

A1	Turn in Rate**	Cumulative Net Credit Loss 1.00%	3.00%	5.00%
	50%	100.00%	100.00%	100.00%
	60%	100.00%	100.00%	100.00%
	70%	100.00%	100.00%	100.00%
	80%	100.00%	100.00%	100.00%
	90%	100.00%	100.00%	100.00%
	100%	100.00%	100.00%	100.00%

A3	Turn in Rate**	Cumulative Net Credit Loss 1.00%	3.00%	5.00%
	50%	83.46%	81.29%	77.98%
	60%	69.40%	67.59%	64.82%
	70%	59.35%	57.80%	55.43%
	80%	51.81%	50.46%	48.38%
	90%	45.95%	44.74%	42.90%
	100%	41.26%	40.18%	38.51%

B	Turn in Rate**	Cumulative Net Credit Loss 1.00%	3.00%	5.00%
	50%	55.19%	52.61%	48.05%
	60%	45.83%	43.69%	39.88%
	70%	39.15%	37.30%	34.05%
	80%	34.14%	32.52%	29.68%
	90%	30.24%	28.80%	26.27%
	100%	27.12%	25.84%	23.55%

A2	Turn in Rate**	Cumulative Net Credit Loss 1.00%	3.00%	5.00%
	50%	100.00%	100.00%	100.00%
	60%	100.00%	100.00%	100.00%
	70%	100.00%	100.00%	100.00%
	80%	100.00%	100.00%	100.00%
	90%	91.11%	91.77%	91.86%
	100%	81.75%	82.32%	82.39%

A4	Turn in Rate**	Cumulative Net Credit Loss 1.00%	3.00%	5.00%
	50%	70.08%	67.47%	63.52%
	60%	58.24%	56.07%	52.78%
	70%	49.79%	47.92%	45.10%
	80%	43.45%	41.81%	39.35%
	90%	38.51%	37.06%	34.87%
	100%	34.56%	33.26%	31.29%

C	Turn in Rate**	Cumulative Net Credit Loss 1.00%	3.00%	5.00%
	50%	49.31%	46.82%	42.03%
	60%	40.94%	38.87%	34.88%
	70%	34.95%	33.19%	29.76%
	80%	30.48%	28.92%	25.92%
	90%	26.99%	25.61%	22.94%
	100%	24.20%	22.95%	20.56%

D	Turn in Rate**	Cumulative Net Credit Loss 1.00%	3.00%	5.00%
	50%	35.18%	33.92%	28.97%
	60%	29.18%	28.12%	23.99%
	70%	24.89%	23.99%	20.45%
	80%	21.67%	20.88%	17.78%
	90%	19.17%	18.45%	15.71%
	100%	17.17%	16.53%	14.05%

Note: Light blue numbers represent breakeven levels
* Based on the FCALT 2026-B base structure
** After stress defaults. Compares with a worst recent 12-month portfolio experience of 82% (CY 2008)

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Secret U . S . L E A S E S E C U R I T I Z A T I O N • Residual values for new originations are set quarterly for each vehicle line at various lease terms and mileage allowances • Ford Credit uses proprietary models and leverages its relationship with Ford to establish residual values based on a number of predictive factors including MSRP, wholesale price, planned production volume, incentives, rental and fleet sales, consumer acceptance, life cycle, recent/seasonal used market trends and economic factors • Ford Credit works with the vehicle remarketing department of Ford to manage the disposition of returned vehicles and seeks to maximize net sale proceeds, which equal gross sale proceeds less selling fees and costs for reconditioning and transporting the vehicles. Vehicles returned at lease end are sold through Accelerate, an online upstream remarketing application, and Ford-sponsored physical auctions • Prior to transporting a vehicle to physical auction, vehicles are offered for sale to participating dealerships through Accelerate: - Ford Credit employs proprietary models to establish a market price for vehicles based on recent auction experience and adjusts for miles, condition, any excess wear and use, and option packages - Ford incentivizes U.S. Lincoln dealers to purchase returned lease vehicles through Accelerate, certify those vehicles and sell them to customers under a certified pre-owned program • 31% of eligible vehicles were purchased through Accelerate YTD August 2026 13 Residual Value Models and Vehicle Remarketing

U.S. Retail / Lease Origination And Servicing Strategy

U.S. RETAIL / LEASE ORIGINATIONS AND SERVICING STRATEGY

Origination Process

- Dealers submit credit applications and proposed financing terms electronically to Ford Credit
- Ford Credit obtains a credit report for the applicant(s) and uses its proprietary origination system to complete compliance and other checks, including fraud alerts and ID variations
- Credit decisions are made electronically or by an analyst and returned electronically to dealers
- The origination process is not governed by strict limits and is judgment-based, using well-established purchasing guidelines and control processes to support consistent credit decisions
- Purchase quality guidelines set portfolio targets for lower and marginal quality contracts
- Risk factor guidelines are applicable to specific application attributes including affordability measures such as payment-to-income and debt-to-income ratios, LTV, FICO® score and term
  - For less creditworthy applicants or if there is a discrepancy in the information provided by the applicant, the credit analyst may verify the identity, employment, income, residency and other applicant information using Ford Credit's procedures before making a decision
- Credit analysts' decisions are reviewed regularly to ensure they are consistent with origination standards and credit approval authority

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U.S. RETAIL / LEASE ORIGINATIONS AND SERVICING STRATEGY

Origination Scoring Models

- Ford Credit's origination scoring models are developed internally based on Ford Credit's portfolio databases of millions of contracts originated over several decades. The model development process identifies key variables used to assign the applicant a proprietary risk score that predicts the probability of the applicant paying the amounts due under their contract
- Ford Credit redevelops origination scoring models for consumer credit applicants using advanced statistical tools to improve data interactions and evaluate and create more predictive variables. Those redeveloped models can place greater emphasis on newly created variables with relatively less emphasis on traditional variables such as an applicant's FICO® score, which in turn enhance the model's ability to assess risk and more accurately assign a proprietary risk score.
- Ford Credit regularly reviews its models to confirm the business significance and statistical predictability of the variables
  - Origination scoring model performance review
  - Scorecard Cycle Plan Committee review
- New origination scoring models are developed on a regular cycle plan
- Adjustments may be made to improve the performance of the origination scoring models between development cycles to react quickly to portfolio performance shifts and macroeconomic conditions. Adjustments may include:
  - Uniformly changing the overall credit risk scores
  - Modifying the weight of selected variables
- Launch dates for the most recently redeveloped origination scoring models are as follows:

U.S. Scoring Models	Redevelopment Date
Consumer	May 2023*, October 2023*, May 2024*, November 2025*
Commercial	January 2024
Commercial Line of Credit	April 2022

* For certain FICO / product segments

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U.S. RETAIL / LEASE ORIGINATIONS AND SERVICING STRATEGY

Behavioral Scoring Models

- Ford Credit uses proprietary behavioral scoring models to assess the probability of payment default for each receivable on its payment due date
- These models assess the risk of a customer defaulting using a number of variables, including origination characteristics, customer account history, payment patterns, expected net losses and periodically updated credit bureau information
- Output of the behavioral scoring models is a proprietary score (probability of default) that determines:
  - How soon a customer will be contacted after a payment becomes delinquent
  - How often the customer will be contacted during the delinquency
  - How long the account will remain in early stage collections before it is transferred to late stage
- New behavioral scoring models are developed on a regular cycle plan
- Ford Credit regularly reviews the behavioral scoring models to confirm the continued statistical predictability of the variables. Adjustments may be made to improve the performance of the behavioral scoring models between development cycles
- Completed launch dates of the most recently redeveloped behavioral scoring models are as follows:

U.S. Scoring Models	Redevelopment Date
Consumer	May 2026
Commercial	May 2023

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